

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2015

Via E-mail
Benjamin D. Nelson
Senior Vice President and General Counsel
InfraREIT, Inc.
1807 Ross Avenue, 4th Floor
Dallas, TX 75201

>   **Re: InfraREIT, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed December 31, 2014**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed January 13, 2015**
>   **File No. 333-201106**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Development Pipeline, page 4

1. We note your response to comment 2 of our letter dated December 24, 2014, and the revised disclosure on page 4. Please further revise the headings on pages 4 and 113 to clarify that these development projects are being developed or constructed by Hunt.

Reorganization Transactions, page 22

2. We note your response to comment 5 of our letter dated December 24, 2014, and the revised disclosure on page 22 that the claims relate to "events that gave rise to the Reorganization transactions." Please revise to more specifically describe the events that gave rise to the Reorganization transactions. In addition, please revise elsewhere, as

appropriate, to more fully describe the reasons for the reorganization transactions, including the events that gave rise to such transactions.

Certain Relationships and Related Transactions, page 156

3. Please clarify how the legal expenses covered by the legal expense reimbursement fee described on page 159 differ from the law advice covered by the structuring fee described on page 158.

4. Please revise the "Other Interests" section on page 163 to quantify Mr. Baker's beneficial ownership in Hunt to provide context to his material interest in the transactions to which a Hunt-affiliated entity is a party.

Exhibit A – Exhibit 8.1

5. Paragraph 4 on page 2 contains your assumption that all representations, warranties, statements and information contained in the Documents are true and complete. Please revise to confine this assumption to factual representations, warranties, statements and information.

6. Please update your opinion when the Company files the Articles of Amendment and Restatement with the SDAT. In this regard, the assumption contained in paragraph 4 on page 2 appears overly broad to the extent it includes reference to the form of Articles of Amendment and Restatement referenced in paragraph 3 on page 1 of the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Shannon Sobotka, Staff Accountant, at 202-551-3856 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Kim McManus, Staff Attorney, at 202-551-3215 or me at202-551-3401 with any other questions.

                                                   Sincerely,

                                                   /s/ Jennifer Gowetski

                                                   Jennifer Gowetski
                                                   Special Counsel

cc: William D. Howell